Federal Reserve Bank Building	Fredericksburg Office:
701 East Byrd Street	725 Jackson Street, Suite 200
Richmond, VA 23210	Fredericksburg, VA 22401-5720
Telephone: 804-771-9500	Phone: 540-372-3515
Facsimile: 804-644-0957	Fax: 540-372-3941

Mailing Address:	www.hf-law.com
Post Office Box 500
Richmond, VA 23218-0500

June 12, 2006
VIA EDGAR and FEDERAL EXPRESS
Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	NNN Apartment REIT, Inc., Amendment No. 5 to Form S-11, Reg. No. 333-130945
Dear Ms. Gowetski:
     We have received your comment letter dated June 6, 2006 (the “Comment Letter”) with respect to the above-referenced Registration Statement (“Registration Statement”) for NNN Apartment REIT, Inc. (the “Company”). Your comments are set forth below in italics. Our responses to your comments are set forth below the recitation of each comment. Page numbers refer to the pages in Amendment No. 5 to the Form S-11 filed concurrently herewith.
General
1.	We note your response to comment no. 1, but are unable to locate the revised disclosure on page viii. Please advise or revise.
     The Company has revised the risk factor on page viii to add the disclosure requested in comment no. 1 of the staff’s letter dated April 28, 2006. This disclosure was inadvertently omitted in Amendment No. 4 to the Company’s Registration Statement.

June 12, 2006

Questions and Answers about this Offering, page viii
Does NNN Apartment REIT have a share repurchase plan?, page xiii
2.	We note the revised disclosure on pages xiii and 124 that you have designed your share repurchase plan in accordance with no action letters from the Securities and Exchange Commission granting relief from the issuer tender offer rules for similar plans. Please expand your disclosure to clarify that these no action letters relate to other unaffiliated registrants and their plans and that, if true, you believe that your plan comports with this line of no action letters.
     The Company affirms that it has designed its share repurchase plan in accordance with no action letters from the Securities and Exchange Commission granting relief from the issuer tender offer rules to other issuers for their share repurchase plans. The Company further believes that its plan comports with these no action letters, including letters addressed to unaffiliated issuers as well as an affiliated issuer, T REIT, Inc. (Letter dated June 4, 2001). However, the Company has determined that this disclosure is not required and potentially confusing to investors, and, therefore, has deleted the disclosure on pages xiii, 124 and D-1 of the Registration Statement.
Compensation Table, page 62
3.	We note from your disclosure in the prior performance section on page 77 that “when Realty receives real estate commission or disposition fees as part of the purchase or sale of a property, 75% of that commission is passed through to Triple Net Properties pursuant to an agreement between Triple Net Properties and Realty.” Please disclose whether the same arrangement is in place, or is contemplated to be implemented, between the parties in this offering and revise the chart accordingly.
     The Company has revised pages 64, 65 and 70 of the Registration Statement in accordance with the staff’s comment as to a similar income allocation agreement between Triple Net Properties Realty, Inc. (“Realty”) and NNN Apartment REIT Advisor, LLC (the “Advisor”). Please note that the Company has also added similar disclosure on page 66 of the Registration Statement regarding an income allocation agreement between Realty and the Advisor, whereby 100% of any property management fee paid to Realty is passed through to the Advisor.
     The Company intends to address comments no. 4 through 7 (regarding sales materials) of the staff’s letter by separate letter to be sent at a later date.

June 12, 2006

     If you have any questions with respect to any of our responses, please feel free to call me at (804) 771-9507 or Ms. Andrea Biller, General Counsel of Triple Net Properties, at (714) 667-8252 x207.

Sincerely,
/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	Andrea Biller, Esq. Louis J. Rogers, Esq. Stanley J. Olander, Jr.